UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, the terms “we,” “our” and “us” refer to Fang Holdings Limited and its subsidiaries and consolidated controlled entities, and the “Restructuring” refers to our proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600847), and the sale of its assets.

Safe Harbor Statements

The press release in Exhibit 99.1 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding our future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the Restructuring will receive the requisite corporate approvals and regulatory clearance, whether the Restructuring will proceed as planned, the impact of the Restructuring on our business operations, the impact of our transformation from a pure Internet information platform to a transaction-oriented platform, the impact of our implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on us and the impact on revenues of our existing and new service fees reductions, our ability to retain real estate listing agencies as customers during challenging economic periods, the success of our new business initiatives, our ability to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 14, 2016

Exhibit Index

Exhibit 99.1—Press Release dated December 13, 2016